Exhibit 77-Q1

On July 28, 2014, the Trust held a Special Meeting of Shareholders to elect Trustees to the Board of Trustees of the Trust.  In connection with the Special Meeting of Shareholders, the Trust's shareholders elected
Robert A. Olstein, Erik K. Olstein, Lawrence K. Wein, D. Michael Murray,
John Lohr, Fred W. Lange, and Daniel G. Nelson to serve as trustees to the Board of Trustees of the Trust.

The following table illustrates the results of the voting with respect to the election of Trustees:

Trustee    For             Withheld
Robert A. Olstein  27,279,775.206   1,927,044.943
Erik K. Olstein    27,138,355.487   2,068,464.662
Lawrence K. Wein   28,826,958.663  379,861.486
D. Michael Murray  28,957,113.134  249,707.015
John Lohr          27,957,545.231   1,249,274.918
Fred W. Lange      28,920,742.155  286,077.994
Daniel G. Nelson   28,821,655.805  385,164.344